 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Balster, Donald E. (Last) (First) (Middle) 410 N. Michigan Avenue (Street) Chicago, IL 60611-213 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Wm. Wrigley Jr. Company WWY
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Vice President - Worldwide Manufacturing
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 10, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					8,056.31	D
Common Stock/Class B					504.00	D
Wrigley Savings Plan Trust - Class B					803.41	I	By WSP
Wrigley Savings Plan Trust - Common					44.90	I	By WSP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Balster, Donald E. - March 10, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Common Stock Units	$0.00	03/10/2003		I (1) |	(D) 1,727.00		Common Stock - 1,727.00	$51.58	11,293.43	D
Stock Option (Right to Buy)O-00	$37.46					25%/4yr (4) | 05/23/2010	Common Stock - 12,000.00		12,000.00	D
Stock Option (Right to Buy)-O-01	$48.10					25%/4yr (2) | 05/23/2011	Common Stock - 21,000.00		21,000.00	D
Stock Option (Right to Buy)O-02	$57.32					25%/4yr (5) | 05/21/2012	Common Stock - 19,000.00		19,000.00	D
Stock Option (Right to Buy)-O-99	$43.78					25%/4yr (3) | 05/25/2009	Common Stock - 20,000.00		20,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/ Mark Monroe under POA for Donald Balster 03-11-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Balster, Donald E. - March 10, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Wm. Wrigley Jr. Company WWY

Form 4 - March 2003

Donald E. Balster
410 N. Michigan Avenue

Chicago, IL 60611-213
Explanation of responses:

(1)   Intra-plan transfer out of Wrigley Stock Fund into other Putnam Funds in the Management Incentive Plan (MIP), which Plan is 16-b3 exempt.
(2)   The Option vests in four equal annual installments beginning on May 23, 2002.
(3)   The Option vests in four equal annual installments beginning on May 25, 2000.
(4)   The Option vests in four equal annual installments beginning on May 23, 2001.
(5)   The Option vests in four equal annual installments beginning on May 21, 2003.

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